CUSIP No. 69423U305	13G	Page 1 of 13 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Pacific Ethanol, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

69423U305

(CUSIP Number)

July 1, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

CUSIP No. 69423U305	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Candlewood Investment Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,956,629
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,956,629
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,956,629
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Page 2 of 13 Pages

CUSIP No. 69423U305	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Michael Lau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,956,629
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,956,629
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,956,629
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 13 Pages

CUSIP No. 69423U305	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS David Koenig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,956,629
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,956,629
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,956,629
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 4 of 13 Pages

CUSIP No. 69423U305	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Phil DeSantis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,956,629
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,956,629
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,956,629
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 5 of 13 Pages

CUSIP No. 69423U305	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Jonathan Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,956,629
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,956,629
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,956,629
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 6 of 13 Pages

CUSIP No. 69423U305	13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Indra Chandra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,956,629
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,956,629
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,956,629
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 7 of 13 Pages

CUSIP No. 69423U305	13G	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS Candlewood Special Situations Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,992,721.9
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,992,721.9
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,992,721.9
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 8 of 13 Pages

CUSIP No. 69423U305	13G	Page 9 of 13 Pages

1	NAMES OF REPORTING PERSONS CWD OC 522 Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,126,559.1
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,126,559.1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,126,559.1
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 9 of 13 Pages

CUSIP No. 69423U305	13G	Page 10 of 13 Pages

Schedule 13G

Item 1(a).	Name of Issuer: Pacific Ethanol, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

400 Capitol Mall, Suite 2060
Sacramento, CA 95814

Item 2(a).	Name of Persons Filing:

Candlewood Special Situations Master Fund, Ltd., a Cayman Islands exempted company (the “Special Situations Fund”);

CWD OC 522 Master Fund, Ltd., a Cayman Islands exempted company (the “OC Fund”);

Candlewood Investment Group, LP, a Delaware limited partnership (the “Investment Manager”), which serves as the investment manager to the Special Situations Fund, the OC Fund and certain other funds; and

Mr. Michael Lau (“Mr. Lau”), Mr. David Koenig (“Mr. Koenig”), Mr. Phil DeSantis (“Mr. DeSantis”), Mr. Jonathan Weiss (“Mr. Weiss”) and Mr. Indra Chandra (“Mr. Chandra”, and together with Mr. Lau, Mr. Koenig, Mr. DeSantis and Mr. Weiss, the “Managing Partners”) (the Managing Partners, together with the Special Situations Fund, the OC Fund and the Investment Manager, the “Reporting Persons”), who are the managing partners of the Investment Manager and control its business activities.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

555 Theodore Fremd Ave., Suite C-303 Rye, NY 10580

Item 2(c).	Citizenship:

	Special Situations Fund:	Cayman Islands
	OC Fund:	Cayman Islands
	Investment Manager:	Delaware
	Managing Partners:	United States of America

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 (the “Common Stock”)

Item 2(e).	CUSIP Number: 69423U305

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated by reference. The Managing Partners possess shared voting and dispositive power with the Investment Manager in 6,956,629 shares of Common Stock, which includes the 2,992,721.9 shares of Common Stock directly held by the Special Situations Fund and 3,126,559.1 shares of Common Stock directly held by the OC Fund.

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CUSIP No. 69423U305	13G	Page 11 of 13 Pages

The percentage of Common Stock beneficially owned is based on 24,658,394 shares of Common Stock outstanding as of May 11, 2015, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, filed with the Securities and Exchange Commission on May 11, 2015, plus an additional 17,755,300 shares of common stock issued (80% of which are voting, or Common Stock, and 20% of which are non-voting, or Non-Voting Common Stock (as defined below)) at the time of the merger with Aventine Renewable Energy Holdings, Inc., as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2015. Accordingly, the Company has 38,862,634 shares of Common Stock outstanding.

The Special Situations Fund, the OC Fund and other funds advised by the Investment Manager also directly hold shares of non-voting common stock, $0.001 par value, of the Company (the “Non-Voting Common Stock”). The Special Situations Funds holds 1,795,533.1 shares of Non-Voting Common Stock; the OC Fund holds 1,351,930.6 shares of Non-Voting Common Stock; and the other funds advised by the Investment Manager hold, in the aggregate, 391,820.7 shares of Non-Voting Common Stock. The Non-Voting Common Stock are convertible on a one-for-one basis into Common Stock (i) if the holder of such shares of Non-Voting Common Stock and any of its affiliates would not, after such conversion, beneficially own greater than 9.99% of the Company’s outstanding shares of Common Stock and (ii) no earlier than sixty-one days after the Company receives a notice of conversion from the holder. Because the Reporting Persons cannot acquire such converted Common Stock within sixty days, they do not have beneficial ownership of such converted Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 13 Pages

CUSIP No. 69423U305	13G	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2015

CANDLEWOOD INVESTMENT GROUP, LP

By:	/s/ Janet Miller
Name: Janet Miller
Title: COO/GC/Authorized Person

CANDLEWOOD SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ David Koenig
Name: David Koenig
Title: Portfolio Manager

CWD OC 522 MASTER FUND, LTD.

By:	/s/ David Koenig
Name: David Koenig
Title: Portfolio Manager

/s/ Michael Lau
Michael Lau

/s/ David Koenig
David Koenig

/s/ Phil DeSantis
Phil DeSantis

/s/ Jonathan Weiss
Jonathan Weiss

/s/ Indra Chandra
Indra Chandra

Page 12 of 13 Pages

CUSIP No. 69423U305	13G	Page 13 of 13 Pages

EXHIBIT I

AGREEMENT OF JOINT FILING

Candlewood Special Situations Master Fund, Ltd., CWD OC 522 Master Fund, Ltd., Candlewood Investment Group, LP, Michael Lau, David Koenig, Phil DeSantis, Jonathan Weiss and Indra Chandra hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: July 13, 2015	CANDLEWOOD INVESTMENT GROUP, LP

By:	/s/ Janet Miller
Name: Janet Miller
Title: COO/GC/Authorized Person

CANDLEWOOD SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ David Koenig
Name: David Koenig
Title: Portfolio Manager

CWD OC 522 MASTER FUND, LTD.

By:	/s/ David Koenig
Name: David Koenig
Title: Portfolio Manager

/s/ Michael Lau
Michael Lau

/s/ David Koenig
David Koenig

/s/ Phil DeSantis
Phil DeSantis

/s/ Jonathan Weiss
Jonathan Weiss

/s/ Indra Chandra
Indra Chandra

Page 13 of 13 Pages